

For Immediate Release

For more information:
Jefferson Harralson
Chief Financial Officer
(864) 240-6208
Jefferson_Harralson@ucbi.com

United Community Banks, Inc. Reports Fourth Quarter Earnings
Further Margin Expansion Drove Revenue Growth

GREENVILLE, SC – January 14, 2026 – United Community Banks, Inc. (NYSE: UCB) (United) today announced net income for the fourth quarter of 2025 of $86.5 million and pre-tax, pre-provision income of $126.3 million. Diluted earnings per share of $0.70 for the quarter represented an increase of $0.09 from the fourth quarter a year ago and was flat to the third quarter. For the year of 2025, net income was $328 million and pre-tax, pre-provision income was $471 million compared with $252 million and $374 million, respectively, for 2024. Diluted earnings per share of $2.62 for 2025 increased $0.58 from $2.04 for 2024, driven by growth in revenue and the absence of a one-time loss on the sale of United's manufactured housing loan portfolio.

On an operating basis, United's diluted earnings per share of $0.71 increased 13% from the year-ago quarter. Strong revenue growth and positive operating leverage drove the year-over-year results. For the full year of 2025, diluted operating earnings per share were $2.71, an increase of $0.41, or 18%, from the $2.30 reported in 2024.

United's return on assets was 1.21%, or 1.22% on an operating basis, up from 1.06% and 1.08%, respectively for the fourth quarter of 2024. Return on common equity was 9.5% and return on tangible common equity on an operating basis was 13.3%. On a pre-tax, pre-provision basis, operating return on assets was 1.78% for the quarter. At year-end, tangible common equity to tangible assets was 9.92%, up 21 basis points from the third quarter.

Chairman and CEO Lynn Harton stated, "The fourth quarter marks a great ending to a rewarding year. Our teams delivered healthy loan growth for all of 2025, leading to improvement in our earning asset mix. That improvement, combined with our focus on deposit pricing, drove a 36 basis points expansion in our net interest margin year over year, with four basis points of improvement coming in the fourth quarter. All our key performance metrics improved significantly when compared to 2024. Believing this performance will continue, we took the opportunity to repurchase one million common shares at an average price of $29.84 per share and redeem $35 million of senior debt in the fourth quarter.

Harton continued, "United is well-positioned for another great year in 2026. Economic conditions in our markets remain strong and our team continues to execute well in all our lines of business. I want to congratulate and thank them for outstanding results."

Net charge-offs were $16.4 million or 0.34% annualized of average loans, compared with 0.21% for the fourth quarter of 2024 and 0.16% for the third quarter. Nonperforming assets were 0.33% of total assets, improved slightly from 0.35% for the third quarter. Provision for credit losses was $13.7 million for the fourth quarter, up from $11.4 million a year ago and $7.9 million for the third quarter. As of December 31, the allowance for credit losses represents 1.16% of loans, down slightly from 1.19% at September 30, reflecting the release of the remaining Hurricane Helene reserve.

Fourth Quarter 2025 Financial Highlights:
- EPS of $0.70 was up $0.09 on a GAAP basis compared to fourth quarter 2024, and EPS of $0.71 was up $0.08, or 13%, on an operating basis
- Net income of $86.5 million and pre-tax, pre-provision income of $126.3 million, up $10.7 million and $18.5 million, respectively, from a year ago
- Total revenue of $278.4 million improved $27.5 million, or 11%, from a year ago
- Net interest margin of 3.62% increased by 36 basis points from a year ago and 4 basis points from the third quarter on a lower cost of funds and improving asset mix
- Provision for credit losses was $13.7 million, up $2.3 million from a year ago and up $5.8 million from the third quarter; allowance for credit losses coverage down slightly to 1.16% of total loans; net charge-offs were $16.4 million, or 0.34% of average loans, annualized
- Noninterest expenses were up $1.2 million compared to the third quarter on a GAAP basis and up $4.0 million on an operating basis, primarily driven by performance-based incentives
- Efficiency ratio of 54.4% on a GAAP basis, or 54.2% on an operating basis, improved from a year ago
- Strong loan production led to loan growth of $209 million, up 4.4% annualized, from the third quarter
- Mortgage closings of $261 million compared to $246 million in fourth quarter 2024; mortgage rate locks of $319 million compared to $285 million in fourth quarter 2024
- Customer deposits were down $242 million from the third quarter
- Return on assets of 1.21%, or 1.22% on an operating basis
- Return on common equity and return on tangible common equity on an operating basis were 9.5% and 13.3%, respectively
- Maintained strong capital ratios with preliminary Common Equity Tier 1 of 13.4%
- Quarterly common dividend of $0.25 per share declared during the quarter, up 4% year-over-year
- Repurchased 1.0 million shares of common stock in the fourth quarter at an average price of $29.84 per share

2025 Financial Highlights:
- Net income of $328 million and pre-tax, pre-provision income of $471 million
- GAAP diluted earnings per share of $2.62, increased 28% compared to $2.04 for 2024
- Operating diluted earnings per share of $2.71, increased 18% compared to $2.30 for 2024
- Total revenue of $1.06 billion, increased 12% over $952 million in 2024
- Book value per share and tangible book value per share increased 8% and 11% respectively over 2024
- Return on assets of 1.17%, or 1.20% on an operating basis
- Pre-tax, pre-provision return on assets of 1.72% on an operating basis
- Return on common equity of 9.12% compared with 7.07% for 2024
- Return on tangible common equity - operating of 13.3% compared with 11.4% for 2024

Conference Call

United will hold a conference call on Wednesday, January 14, 2026 at 9:00 a.m. ET to discuss the contents of this press release and to share business highlights for the quarter. Participants can pre-register for the conference call by navigating to **https://dpregister.com/sreg/10205112/1008d91b050**. Those without internet access or unable to pre-register may dial in by calling 1-844-676-1337. The conference call also will be webcast and can be accessed by selecting "Events and Presentations" under "News and Events" within the Investor Relations section of the company's website, ucbi.com.

UNITED COMMUNITY BANKS, INC.
Selected Financial Information
(in thousands, except per share data)

	2025				2024	Fourth Quarter 2025-2024 Change	For the Twelve Months Ended December 31,		YTD 2025-2024 Change
	Fourth Quarter	Third Quarter	Second Quarter	First Quarter	Fourth Quarter		2025	2024	
INCOME SUMMARY									
Interest revenue	$346,367	$353,850	$347,365	$335,357	$344,962		$1,382,939	$1,377,741	
Interest expense	108,441	120,221	121,834	123,336	134,629		473,832	550,373	
Net interest revenue	237,926	233,629	225,531	212,021	210,333	13 %	909,107	827,368	10 %
Noninterest income	40,462	43,219	34,708	35,656	40,522	—	154,045	124,756	23
Total revenue	278,388	276,848	260,239	247,677	250,855	11	1,063,152	952,124	12
Provision for credit losses	13,662	7,907	11,818	15,419	11,389	20	48,806	50,951	(4)
Noninterest expenses	152,048	150,868	147,919	141,099	143,056	6	591,934	578,167	2
Income before income tax expense	112,678	118,073	100,502	91,159	96,410		422,412	323,006	
Income tax expense	26,223	26,579	21,769	19,746	20,606		94,317	70,609	
Net income	86,455	91,494	78,733	71,413	75,804	14	328,095	252,397	30
Non-operating items	606	3,468	4,833	1,297	2,203		10,204	40,268	
Income tax benefit of non-operating items	(133)	(751)	(1,047)	(281)	(471)		(2,212)	(8,702)	
Net income - operating [1]	$ 86,928	$ 94,211	$ 82,519	$ 72,429	$ 77,536	12	$ 336,087	$ 283,963	18
Pre-tax pre-provision income [5]	$126,340	$125,980	$112,320	$106,578	$107,799	17	$ 471,218	$ 373,957	26
PERFORMANCE MEASURES									
Per common share:									
Diluted net income - GAAP	$ 0.70	$ 0.70	$ 0.63	$ 0.58	$ 0.61	15	$ 2.62	$ 2.04	28
Diluted net income - operating [1]	0.71	0.75	0.66	0.59	0.63	13	2.71	2.30	18
Common stock cash dividends declared	0.25	0.25	0.24	0.24	0.24	4	0.98	0.94	4
Book value	30.17	29.44	28.89	28.42	27.87	8	30.17	27.87	8
Tangible book value [3]	22.24	21.59	21.00	20.58	20.00	11	22.24	20.00	11
Key performance ratios:									
Return on common equity - GAAP [2][4]	9.48 %	9.20 %	8.45 %	7.89 %	8.40 %		9.12 %	7.07 %	
Return on common equity - operating [1][2][4]	9.53	9.83	8.87	8.01	8.60		9.44	7.97	
Return on tangible common equity - operating [1][2][3][4]	13.31	13.56	12.34	11.21	12.12		13.34	11.42	
Return on assets - GAAP [4]	1.21	1.29	1.11	1.02	1.06		1.17	0.90	
Return on assets - operating [1][4]	1.22	1.33	1.16	1.04	1.08		1.20	1.02	
Return on assets -pre-tax pre-provision, excluding non-operating items [1][4][5]	1.78	1.83	1.66	1.55	1.55		1.72	1.49	
Net interest margin (fully taxable equivalent) [4]	3.62	3.58	3.50	3.36	3.26		3.52	3.29	
Efficiency ratio - GAAP	54.40	54.30	56.69	56.74	56.05		55.46	60.24	
Efficiency ratio - operating [1]	54.19	53.05	54.84	56.22	55.18		54.51	57.15	
Equity to total assets	12.99	12.78	12.86	12.56	12.38		12.99	12.38	
Tangible common equity to tangible assets [3]	9.92	9.71	9.45	9.18	8.97		9.92	8.97	
ASSET QUALITY									
Nonperforming assets ("NPAs")	$ 93,498	$ 97,916	$ 83,959	$ 93,290	$115,635	(19)	$ 93,498	$ 115,635	(19)
ACL, loans	210,429	215,791	216,500	211,974	206,998	2	210,429	206,998	2
ACL, total	225,520	228,276	228,045	223,201	217,389	4	225,520	217,389	4
Net charge-offs	16,418	7,676	8,225	9,607	9,517		41,926	57,690	
ACL, loans to loans	1.09 %	1.13 %	1.14 %	1.15 %	1.14 %		1.09 %	1.14 %	
ACL, total to loans	1.16	1.19	1.21	1.21	1.20		1.16	1.20	
Net charge-offs to average loans [4]	0.34	0.16	0.18	0.21	0.21		0.22	0.32	
NPAs to total assets	0.33	0.35	0.30	0.33	0.42		0.33	0.42	
AT PERIOD END ($ in millions)									
Loans	$ 19,384	$ 19,175	$ 18,921	$ 18,425	$ 18,176	7	$ 19,384	$ 18,176	7
Investment securities	5,988	6,163	6,382	6,661	6,804	(12)	5,988	6,804	(12)
Total assets	28,003	28,143	28,086	27,874	27,720	1	28,003	27,720	1
Deposits	23,798	24,021	23,963	23,762	23,461	1	23,798	23,461	1
Shareholders' equity	3,639	3,597	3,613	3,501	3,432	6	3,639	3,432	6
Common shares outstanding (thousands)	120,598	121,553	121,431	119,514	119,364	1	120,598	119,364	1

[1] Excludes non-operating items as detailed on Non-GAAP Performance Measures Reconciliation. [2] Net income less preferred stock dividends, divided by average common equity. [3] Excludes effect of acquisition related intangibles and associated amortization. [4] Annualized. [5] Excludes income tax expense and provision for credit losses.

UNITED COMMUNITY BANKS, INC.

Financial Highlights

Loan Portfolio Composition at Period-End

(in millions)

	2025				2024	Linked Quarter Change	Year over Year Change
	Fourth Quarter	Third Quarter	Second Quarter	First Quarter	Fourth Quarter		
LOANS BY CATEGORY							
Owner occupied commercial RE	$ 3,852	$ 3,678	$ 3,563	$ 3,419	$ 3,398	$ 174	$ 454
Income producing commercial RE	4,883	4,534	4,548	4,416	4,361	349	522
Commercial & industrial	2,696	2,593	2,516	2,506	2,428	103	268
Commercial construction and land	1,245	1,734	1,752	1,681	1,656	(489)	(411)
Equipment financing	1,848	1,808	1,778	1,723	1,663	40	185
Total commercial	14,524	14,347	14,157	13,745	13,506	177	1,018
Residential mortgage	3,157	3,198	3,210	3,218	3,232	(41)	(75)
Home equity lines of credit	1,319	1,252	1,180	1,099	1,065	67	254
Residential construction and land	191	178	174	171	178	13	13
Consumer	188	192	191	183	188	(4)	—
Other	5	8	9	9	7	(3)	(2)
Total loans	$ 19,384	$ 19,175	$ 18,921	$ 18,425	$ 18,176	$ 209	$ 1,208
LOANS BY STATE							
Georgia	$ 4,635	$ 4,584	$ 4,551	$ 4,484	$ 4,447	$ 51	$ 188
South Carolina	2,971	2,926	2,872	2,821	2,815	45	156
North Carolina	2,712	2,676	2,626	2,666	2,644	36	68
Tennessee	1,913	1,902	1,881	1,880	1,799	11	114
Florida	3,102	3,040	2,966	2,572	2,527	62	575
Alabama	1,050	1,054	1,016	1,009	996	(4)	54
Commercial Banking Solutions	3,001	2,993	3,009	2,993	2,948	8	53
Total loans	$ 19,384	$ 19,175	$ 18,921	$ 18,425	$ 18,176	$ 209	$ 1,208

UNITED COMMUNITY BANKS, INC.

Financial Highlights

Credit Quality

(in thousands)

	2025		
	Fourth Quarter	Third Quarter	Second Quarter
NONACCRUAL LOANS			
Owner occupied RE	$ 10,199	$ 10,275	$ 8,207
Income producing RE	11,488	10,884	14,624
Commercial & industrial	18,294	25,754	15,422
Commercial construction and land	984	3,198	1,368
Equipment financing	10,383	9,716	11,731
Total commercial	51,348	59,827	51,352
Residential mortgage	32,423	28,978	22,597
Home equity	5,247	5,234	4,093
Residential construction and land	1,079	1,241	1,203
Consumer	1,001	1,163	1,207
Total nonaccrual loans	91,098	96,443	80,452
OREO and repossessed assets	2,400	1,473	3,507
Total NPAs	$ 93,498	$ 97,916	$ 83,959

	2025					
	Fourth Quarter		Third Quarter		Second Quarter	
(in thousands)	Net Charge-Offs	Net Charge-Offs to Average Loans [1]	Net Charge-Offs	Net Charge-Offs to Average Loans [1]	Net Charge-Offs	Net Charge-Offs to Average Loans [1]
NET CHARGE-OFFS (RECOVERIES) BY CATEGORY						
Owner occupied RE	$ 1,610	0.17 %	$ 2,497	0.28 %	$ 470	0.05 %
Income producing RE	(116)	(0.01)	(106)	(0.01)	933	0.08
Commercial & industrial	7,557	1.15	(1,132)	(0.18)	1,027	0.16
Commercial construction and land	1,484	0.35	491	0.11	89	0.02
Equipment financing	5,092	1.12	5,487	1.23	4,963	1.16
Total commercial	15,627	0.43	7,237	0.20	7,482	0.22
Residential mortgage	126	0.02	(259)	(0.03)	313	0.04
Home equity	(94)	(0.03)	19	0.01	(72)	(0.03)
Residential construction and land	16	0.03	12	0.03	(9)	(0.02)
Consumer	743	1.55	667	1.39	511	1.11
Total	$ 16,418	0.34	$ 7,676	0.16	$ 8,225	0.18

[1] Annualized.

UNITED COMMUNITY BANKS, INC.

Consolidated Balance Sheets *(Unaudited)*

(in thousands, except share and per share data)

	December 31, 2025	December 31, 2024
ASSETS		
Cash and due from banks	$ 202,586	$ 296,161
Interest-bearing deposits in banks	193,168	223,712
Cash and cash equivalents	395,754	519,873
Debt securities available-for-sale	3,750,863	4,436,291
Debt securities held-to-maturity (fair value $1,918,426 and $1,944,126, respectively)	2,237,356	2,368,107
Loans held for sale	39,381	57,534
Loans and leases held for investment	19,384,317	18,175,980
Less allowance for credit losses - loans and leases	(210,429)	(206,998)
Loans and leases, net	19,173,888	17,968,982
Premises and equipment, net	393,714	394,264
Bank owned life insurance	364,184	346,234
Accrued interest receivable	83,557	85,616
Net deferred tax asset	75,861	96,982
Derivative financial instruments	35,313	46,883
Goodwill and other intangible assets, net	967,882	956,643
Other assets	484,801	442,849
Total assets	$ 28,002,554	$ 27,720,258
LIABILITIES AND SHAREHOLDERS' EQUITY		
Liabilities:		
Deposits:		
Noninterest-bearing demand	$ 6,252,252	$ 6,211,182
NOW and interest-bearing demand	5,969,864	6,141,342
Money market	6,696,530	6,398,144
Savings	1,085,331	1,100,591
Time	3,619,189	3,441,424
Brokered	175,264	168,292
Total deposits	23,798,430	23,460,975
Short-term borrowings	85,000	195,000
Long-term debt	120,400	254,152
Derivative financial instruments	52,997	77,834
Accrued expenses and other liabilities	307,041	300,170
Total liabilities	24,363,868	24,288,131
Shareholders' equity:		
Preferred stock, $1 par value: 10,000,000 shares authorized; 0 and 3,662 shares Series I issued and outstanding, respectively; $25,000 per share liquidation preference	—	88,266
Common stock, $1 par value; 200,000,000 shares authorized; 120,598,266 and 119,364,110 shares issued and outstanding, respectively	120,598	119,364
Capital surplus	2,754,399	2,723,278
Retained earnings	914,261	714,138
Accumulated other comprehensive loss	(150,572)	(212,919)
Total shareholders' equity	3,638,686	3,432,127
Total liabilities and shareholders' equity	$ 28,002,554	$ 27,720,258

UNITED COMMUNITY BANKS, INC.
Consolidated Statements of Income *(Unaudited)*
(in thousands, except per share data)

	Three Months Ended December 31,		Twelve Months Ended December 31,	
	2025	**2024**	**2025**	**2024**
Interest revenue:				
Loans, including fees	$ 293,008	$ 280,325	$ 1,153,277	$ 1,147,477
Investment securities, including tax exempt of $1,660, $1,701, $6,690 and $6,834	48,585	57,127	216,500	206,623
Deposits in banks and short-term investments	4,774	7,510	13,162	23,641
Total interest revenue	346,367	344,962	1,382,939	1,377,741
Interest expense:				
Deposits:				
NOW and interest-bearing demand	31,871	42,012	141,267	175,534
Money market	44,103	53,859	193,908	214,742
Savings	486	652	3,208	2,717
Time	30,747	34,601	125,369	142,526
Deposits	107,207	131,124	463,752	535,519
Short-term borrowings	18	44	1,233	131
Federal Home Loan Bank advances	—	—	433	—
Long-term debt	1,216	3,461	8,414	14,723
Total interest expense	108,441	134,629	473,832	550,373
Net interest revenue	237,926	210,333	909,107	827,368
Noninterest income:				
Service charges and fees	10,674	10,622	41,731	40,994
Mortgage loan gains and related fees	6,483	9,737	25,073	27,567
Wealth management fees	5,248	4,658	18,870	23,695
Net (losses) gains from sale of other loans	2,147	1,583	7,923	(21,284)
Other lending and loan servicing fees	4,322	3,346	16,412	14,396
Securities gains (losses), net	11	(3,316)	352	(3,316)
Other	11,577	13,892	43,684	42,704
Total noninterest income	40,462	40,522	154,045	124,756
Total revenue	278,388	250,855	1,063,152	952,124
Provision for credit losses	13,662	11,389	48,806	50,951
Noninterest expenses:				
Salaries and employee benefits	92,520	85,707	354,451	340,043
Occupancy	11,602	10,840	44,968	44,306
Communications and equipment	14,276	12,715	55,244	49,249
FDIC assessments and other regulatory charges	4,754	3,942	18,987	20,978
Professional fees	6,773	6,268	24,595	24,732
Lending and loan servicing expense	2,014	2,311	8,759	8,379
Outside services - electronic banking	3,565	3,540	13,441	13,703
Postage, printing and supplies	2,859	2,491	10,650	9,867
Advertising and public relations	2,790	2,145	9,605	8,546
Amortization of intangibles	3,188	3,387	13,079	14,596
Merger-related and other charges	606	2,203	10,204	8,623
Other	7,101	7,507	27,951	35,145
Total noninterest expenses	152,048	143,056	591,934	578,167
Net income before income taxes	112,678	96,410	422,412	323,006
Income tax expense	26,223	20,606	94,317	70,609
Net income	$ 86,455	$ 75,804	$ 328,095	$ 252,397
Preferred stock dividends and deemed dividend at redemption	—	1,574	7,994	6,293
Earnings allocated to participating securities	565	503	1,918	1,478
Net income available to common shareholders	$ 85,890	$ 73,727	$ 318,183	$ 244,626
Net income per common share:				
Basic	$ 0.71	$ 0.61	$ 2.62	$ 2.04
Diluted	0.70	0.61	2.62	2.04
Weighted average common shares outstanding:				
Basic	121,672	119,924	121,309	119,783
Diluted	121,831	120,111	121,437	119,900

Average Consolidated Balance Sheets and Net Interest Analysis

For the Three Months Ended December 31,

(dollars in thousands, fully taxable equivalent (FTE))

	2025			2024		
	Average Balance	Interest	Average Rate	Average Balance	Interest	Average Rate
Assets:						
Interest-earning assets:						
Loans, net of unearned income (FTE) [1][2]	$ 19,203,306	$ 292,907	6.05 %	$ 17,934,730	$ 279,938	6.21 %
Taxable securities [3]	5,979,298	46,925	3.14	6,722,655	55,426	3.30
Tax-exempt securities (FTE) [1][3]	349,292	2,221	2.54	359,569	2,276	2.53
Federal funds sold and other interest-earning assets	657,723	5,413	3.27	812,962	8,396	4.11
Total interest-earning assets (FTE)	26,189,619	347,466	5.27	25,829,916	346,036	5.33
Noninterest-earning assets:						
Allowance for loan losses	(217,185)			(208,788)		
Cash and due from banks	205,643			228,601		
Premises and equipment	395,523			398,794		
Other assets [3]	1,743,478			1,606,297		
Total assets	$ 28,317,078			$ 27,854,820		
Liabilities and Shareholders' Equity:						
Interest-bearing liabilities:						
Interest-bearing deposits:						
NOW and interest-bearing demand	$ 6,086,189	31,871	2.08	$ 6,313,325	42,012	2.65
Money market	6,957,989	44,103	2.51	6,474,284	53,859	3.31
Savings	1,084,178	486	0.18	1,105,572	652	0.23
Time	3,653,500	30,272	3.29	3,472,161	34,030	3.90
Brokered time deposits	50,571	475	3.73	50,406	571	4.51
Total interest-bearing deposits	17,832,427	107,207	2.39	17,415,748	131,124	3.00
Federal funds purchased and other borrowings	1,413	18	5.05	3,859	44	4.54
Long-term debt	137,067	1,216	3.52	303,523	3,461	4.54
Total borrowed funds	138,480	1,234	3.54	307,382	3,505	4.54
Total interest-bearing liabilities	17,970,907	108,441	2.39	17,723,130	134,629	3.02
Noninterest-bearing liabilities:						
Noninterest-bearing deposits	6,393,693			6,275,493		
Other liabilities	332,836			454,891		
Total liabilities	24,697,436			24,453,514		
Shareholders' equity	3,619,642			3,401,306		
Total liabilities and shareholders' equity	$ 28,317,078			$ 27,854,820		
Net interest revenue (FTE)		$ 239,025			$ 211,407	
Net interest-rate spread (FTE)			2.88 %			2.31 %
Net interest margin (FTE) [4]			3.62 %			3.26 %

[1] Interest revenue on tax-exempt securities and loans includes a taxable-equivalent adjustment to reflect comparable interest on taxable securities and loans. The FTE adjustment totaled $1.10 million and $1.07 million, respectively, for the three months ended December 31, 2025 and 2024. The tax rate used to calculate the adjustment was 25%, reflecting the statutory federal income tax rate and the federal tax adjusted state income tax rate.

[2] Included in the average balance of loans outstanding are loans on which the accrual of interest has been discontinued and loans that are held for sale.

[3] Unrealized gains and losses on AFS securities, including those related to the transfer from AFS to HTM, have been reclassified to other assets. Pretax unrealized losses of $195 million in 2025 and $261 million in 2024 are included in other assets for purposes of this presentation.

[4] Net interest margin is taxable equivalent net interest revenue divided by average interest-earning assets.

Average Consolidated Balance Sheets and Net Interest Analysis

For the Twelve Months Ended December 31,

(dollars in thousands, fully taxable equivalent (FTE))

	2025			2024		
	Average Balance	Interest	Average Rate	Average Balance	Interest	Average Rate
Assets:						
Interest-earning assets:						
Loans, net of unearned income (FTE) [1][2]	$ 18,776,288	$ 1,152,585	6.14 %	$ 18,124,179	$ 1,146,440	6.33 %
Taxable securities [3]	6,354,276	209,810	3.30	6,172,942	199,789	3.24
Tax-exempt securities (FTE) [1][3]	352,899	8,951	2.54	362,655	9,152	2.52
Federal funds sold and other interest-earning assets	481,507	15,701	3.26	623,426	26,652	4.28
Total interest-earning assets (FTE)	25,964,970	1,387,047	5.34	25,283,202	1,382,033	5.47
Non-interest-earning assets:						
Allowance for loan losses	(217,084)			(212,968)		
Cash and due from banks	208,922			215,411		
Premises and equipment	396,923			394,127		
Other assets [3]	1,664,206			1,611,405		
Total assets	$ 28,017,937			$ 27,291,177		
Liabilities and Shareholders' Equity:						
Interest-bearing liabilities:						
Interest-bearing deposits:						
NOW and interest-bearing demand	$ 6,023,746	141,267	2.35	$ 6,014,052	175,534	2.92
Money market	6,775,187	193,908	2.86	6,188,579	214,742	3.47
Savings	1,120,753	3,208	0.29	1,146,305	2,717	0.24
Time	3,572,941	123,301	3.45	3,519,461	140,229	3.98
Brokered time deposits	50,509	2,068	4.09	50,359	2,297	4.56
Total interest-bearing deposits	17,543,136	463,752	2.64	16,918,756	535,519	3.17
Federal funds purchased and other borrowings	22,693	1,233	5.43	2,468	131	5.31
Federal Home Loan Bank advances	9,592	433	4.51	4	—	—
Long-term debt	195,686	8,414	4.30	319,163	14,723	4.61
Total borrowed funds	227,971	10,080	4.42	321,635	14,854	4.62
Total interest-bearing liabilities	17,771,107	473,832	2.67	17,240,391	550,373	3.19
Noninterest-bearing liabilities:						
Noninterest-bearing deposits	6,327,200			6,299,019		
Other liabilities	345,832			409,547		
Total liabilities	24,444,139			23,948,957		
Shareholders' equity	3,573,798			3,342,220		
Total liabilities and shareholders' equity	$ 28,017,937			$ 27,291,177		
Net interest revenue (FTE)		$ 913,215			$ 831,660	
Net interest-rate spread (FTE)			2.68 %			2.27 %
Net interest margin (FTE) [4]			3.52 %			3.29 %

[1] Interest revenue on tax-exempt securities and loans includes a taxable-equivalent adjustment to reflect comparable interest on taxable securities and loans. The FTE adjustment totaled $4.11 million and $4.29 million, respectively, for 2025 and 2024. The tax rate used to calculate the adjustment was 25%, reflecting the statutory federal income tax rate and the federal tax adjusted state income tax rate.

[2] Included in the average balance of loans outstanding are loans on which the accrual of interest has been discontinued and loans that are held for sale.

[3] Unrealized gains and losses on AFS securities, including those related to the transfer from AFS to HTM, have been reclassified to other assets. Pretax unrealized losses of $232 million in 2025 and $306 million in 2024 are included in other assets for purposes of this presentation.

[4] Net interest margin is taxable equivalent net-interest revenue divided by average interest-earning assets.

UNITED COMMUNITY BANKS, INC.
Non-GAAP Performance Measures Reconciliation
Selected Financial Informatio*n*
(in thousands, except per share data)

| | 2025 | | | | 2024 | Twelve Months Ended December 31, | |
	Fourth Quarter	Third Quarter	Second Quarter	First Quarter	Fourth Quarter	2025	2024
Noninterest income reconciliation							
Noninterest income (GAAP)	$ 40,462	$ 43,219	$ 34,708	$ 35,656	$ 40,522	$ 154,045	$ 124,756
Loss on sale of manufactured housing loans	—	—	—	—	—	—	27,209
Gain on lease termination	—	—	—	—	—	—	(2,400)
Noninterest income - operating	$ 40,462	$ 43,219	$ 34,708	$ 35,656	$ 40,522	$ 154,045	$ 149,565
Noninterest expense reconciliation							
Noninterest expenses (GAAP)	$ 152,048	$ 150,868	$ 147,919	$ 141,099	$ 143,056	$ 591,934	$ 578,167
Loss on sale of FinTrust, including goodwill impairment	—	—	—	—	—	—	(5,100)
FDIC special assessment	—	—	—	—	—	—	(1,736)
Merger-related and other charges	(606)	(3,468)	(4,833)	(1,297)	(2,203)	(10,204)	(8,623)
Noninterest expenses - operating	$ 151,442	$ 147,400	$ 143,086	$ 139,802	$ 140,853	$ 581,730	$ 562,708
Net income to operating income reconciliation							
Net income (GAAP)	$ 86,455	$ 91,494	$ 78,733	$ 71,413	$ 75,804	$ 328,095	$ 252,397
Loss on sale of manufactured housing loans	—	—	—	—	—	—	27,209
Gain on lease termination	—	—	—	—	—	—	(2,400)
Loss on sale of FinTrust, including goodwill impairment	—	—	—	—	—	—	5,100
FDIC special assessment	—	—	—	—	—	—	1,736
Merger-related and other charges	606	3,468	4,833	1,297	2,203	10,204	8,623
Income tax benefit of non-operating items	(133)	(751)	(1,047)	(281)	(471)	(2,212)	(8,702)
Net income - operating	$ 86,928	$ 94,211	$ 82,519	$ 72,429	$ 77,536	$ 336,087	$ 283,963
Net income to pre-tax pre-provision income reconciliation							
Net income (GAAP)	$ 86,455	$ 91,494	$ 78,733	$ 71,413	$ 75,804	$ 328,095	$ 252,397
Income tax expense	26,223	26,579	21,769	19,746	20,606	94,317	70,609
Provision for credit losses	13,662	7,907	11,818	15,419	11,389	48,806	50,951
Pre-tax pre-provision income	$ 126,340	$ 125,980	$ 112,320	$ 106,578	$ 107,799	$ 471,218	$ 373,957
Diluted income per common share reconciliation							
Diluted income per common share (GAAP)	$ 0.70	$ 0.70	$ 0.63	$ 0.58	$ 0.61	$ 2.62	$ 2.04
Loss on sale of manufactured housing loans	—	—	—	—	—	—	0.18
Gain on lease termination	—	—	—	—	—	—	(0.02)
Loss on sale of FinTrust, including goodwill impairment	—	—	—	—	—	—	0.03
FDIC special assessment	—	—	—	—	—	—	0.01
Merger-related and other charges	0.01	0.02	0.03	0.01	0.02	0.06	0.06
Deemed dividend on preferred stock redemption	—	0.03	—	—	—	0.03	—
Diluted income per common share - operating	$ 0.71	$ 0.75	$ 0.66	$ 0.59	$ 0.63	$ 2.71	$ 2.30
Book value per common share reconciliation							
Book value per common share (GAAP)	$ 30.17	$ 29.44	$ 28.89	$ 28.42	$ 27.87	$ 30.17	$ 27.87
Effect of goodwill and other intangibles	(7.93)	(7.85)	(7.89)	(7.84)	(7.87)	(7.93)	(7.87)
Tangible book value per common share	$ 22.24	$ 21.59	$ 21.00	$ 20.58	$ 20.00	$ 22.24	$ 20.00
Return on tangible common equity reconciliation							
Return on common equity (GAAP)	9.48 %	9.20 %	8.45 %	7.89 %	8.40 %	9.12 %	7.07 %
Loss on sale of manufactured housing loans	—	—	—	—	—	—	0.61
Gain on lease termination	—	—	—	—	—	—	(0.05)
Loss on sale of FinTrust, including goodwill impairment	—	—	—	—	—	—	0.11
FDIC special assessment	—	—	—	—	—	—	0.04
Merger-related and other charges	0.05	0.29	0.42	0.12	0.20	0.23	0.19
Deemed dividend on preferred stock redemption	—	0.34	—	—	—	0.09	—
Return on common equity - operating	9.53	9.83	8.87	8.01	8.60	9.44	7.97
Effect of goodwill and other intangibles	3.78	3.73	3.47	3.20	3.52	3.90	3.45
Return on tangible common equity - operating	13.31 %	13.56 %	12.34 %	11.21 %	12.12 %	13.34 %	11.42 %

UNITED COMMUNITY BANKS, INC.
Non-GAAP Performance Measures Reconciliation
Selected Financial Informatio*n*
(in thousands, except per share data)

	2025				2024	Twelve Months Ended December 31,	
	Fourth Quarter	Third Quarter	Second Quarter	First Quarter	Fourth Quarter	2025	2024
Return on assets reconciliation							
Return on assets (GAAP)	1.21 %	1.29 %	1.11 %	1.02 %	1.06 %	1.17 %	0.90 %
Loss on sale of manufactured housing loans	—	—	—	—	—	—	0.08
Gain on lease termination	—	—	—	—	—	—	(0.01)
Loss on sale of FinTrust, including goodwill impairment	—	—	—	—	—	—	0.02
FDIC special assessment	—	—	—	—	—	—	0.01
Merger-related and other charges	0.01	0.04	0.05	0.02	0.02	0.03	0.02
Return on assets - operating	1.22 %	1.33 %	1.16 %	1.04 %	1.08 %	1.20 %	1.02 %
Return on assets to return on assets- pre-tax pre-provision reconciliation							
Return on assets (GAAP)	1.21 %	1.29 %	1.11 %	1.02 %	1.06 %	1.17 %	0.90 %
Income tax expense	0.37	0.38	0.31	0.29	0.30	0.34	0.26
Provision for credit losses	0.19	0.11	0.17	0.23	0.16	0.17	0.19
Loss on sale of manufactured housing loans	—	—	—	—	—	—	0.09
Gain on lease termination	—	—	—	—	—	—	(0.01)
Loss on sale of FinTrust, including goodwill impairment	—	—	—	—	—	—	0.02
FDIC special assessment	—	—	—	—	—	—	0.01
Merger-related and other charges	0.01	0.05	0.07	0.01	0.03	0.04	0.03
Return on assets - pre-tax pre-provision, excluding non-operating items	1.78 %	1.83 %	1.66 %	1.55 %	1.55 %	1.72 %	1.49 %
Efficiency ratio reconciliation							
Efficiency ratio (GAAP)	54.40 %	54.30 %	56.69 %	56.74 %	56.05 %	55.46 %	60.24 %
Loss on sale of manufactured housing loans	—	—	—	—	—	—	(1.63)
Gain on lease termination	—	—	—	—	—	—	0.15
Loss on sale of FinTrust, including goodwill impairment	—	—	—	—	—	—	(0.53)
FDIC special assessment	—	—	—	—	—	—	(0.18)
Merger-related and other charges	(0.21)	(1.25)	(1.85)	(0.52)	(0.87)	(0.95)	(0.90)
Efficiency ratio - operating	54.19 %	53.05 %	54.84 %	56.22 %	55.18 %	54.51 %	57.15 %
Tangible common equity to tangible assets reconciliation							
Equity to total assets (GAAP)	12.99 %	12.78 %	12.86 %	12.56 %	12.38 %	12.99 %	12.38 %
Effect of goodwill and other intangibles	(3.07)	(3.07)	(3.10)	(3.06)	(3.09)	(3.07)	(3.09)
Effect of preferred equity	—	—	(0.31)	(0.32)	(0.32)	—	(0.32)
Tangible common equity to tangible assets	9.92 %	9.71 %	9.45 %	9.18 %	8.97 %	9.92 %	8.97 %

About United Community Banks, Inc.

United Community Banks, Inc. (NYSE: UCB) is the financial holding company for United Community, a top 100 U.S. financial institution committed to building stronger communities and improving the financial health and well-being of its customers. United Community offers a full range of banking, mortgage and wealth management services. As of December 31, 2025, United Community Banks, Inc. had $28.0 billion in assets and operated 199 offices across Alabama, Florida, Georgia, North Carolina, South Carolina and Tennessee. The company also manages a nationally recognized SBA lending franchise and a national equipment finance subsidiary, extending its reach to businesses across the country. United Community is an 11-time winner of J.D. Power's award for highest customer satisfaction among consumer banks in the Southeast and was named the most trusted bank in the region in 2025. United Community has also been recognized eight consecutive years by American Banker as one of the "Best Banks to Work For." In commercial banking, United Community earned five 2025 Greenwich Best Brand awards, including national honors for middle market satisfaction. Forbes has consistently named United Community among the World's Best and America's Best Banks. Learn more at ucbi.com.

Non-GAAP Financial Measures

This press release, including the accompanying financial statement tables, contains financial information determined by methods other than in accordance with generally accepted accounting principles, or GAAP. This financial information includes certain operating performance measures, which exclude merger-related and other charges that are not considered part of recurring operations, such as "noninterest income − operating", "noninterest expense - operating", "operating net income," "pre-tax, pre-provision income," "operating net income per diluted common share," "operating earnings per share," "tangible book value per common share," "operating return on common equity," "operating return on tangible common equity," "operating return on assets," "return on assets - pre-tax, pre-provision - operating," "return on assets - pre-tax, pre-provision," "operating efficiency ratio," and "tangible common equity to tangible assets." These non-GAAP measures are included because United believes they may provide useful supplemental information for evaluating United's underlying performance trends. These measures should be viewed in addition to, and not as an alternative to or substitute for, measures determined in accordance with GAAP, and are not necessarily comparable to non-GAAP measures that may be presented by other companies. To the extent applicable, reconciliations of these non-GAAP measures to the most directly comparable measures as reported in accordance with GAAP are included with the accompanying financial statement tables.

Caution About Forward-Looking Statements

This press release contains "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. In general, forward-looking statements usually may be identified through use of words such as "may," "believe," "expect," "anticipate," "intend," "will," "should," "plan," "estimate," "predict," "continue" and "potential," or the negative of these terms or other comparable terminology. Forward-looking statements are not historical facts and represent management's beliefs, based upon information available at the time the statements are made, with regard to the matters addressed; they are not guarantees of future performance. Actual results may prove to be materially different from the results expressed or implied by the forward-looking statements. Forward-looking statements are subject to numerous assumptions, risks and uncertainties that change over time and could cause actual results or financial condition to differ materially from those expressed in or implied by such statements.

Factors that could cause or contribute to such differences include, but are not limited to general competitive, economic, political, regulatory and market conditions. Further information regarding additional factors which could affect the forward-looking statements contained in this press release can be found in the cautionary language included under the headings "Cautionary Note Regarding Forward-Looking Statements" and "Risk

Factors" in United's Annual Report on Form 10-K for the year ended December 31, 2024, and other documents subsequently filed by United with the United States Securities and Exchange Commission ("SEC").

Many of these factors are beyond United's ability to control or predict. If one or more events related to these or other risks or uncertainties materialize, or if the underlying assumptions prove to be incorrect, actual results may differ materially from the forward-looking statements. Accordingly, shareholders and investors should not place undue reliance on any such forward-looking statements. Any forward-looking statement speaks only as of the date of this communication, and United undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law. New risks and uncertainties may emerge from time to time, and it is not possible for United to predict their occurrence or how they will affect United.

United qualifies all forward-looking statements by these cautionary statements.

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